Filed Pursuant to Rule 253(g)(2)
File No. 024-11313

FUNDRISE EFUND, LLC

SUPPLEMENT NO. 2 DATED APRIL 1, 2021
TO THE OFFERING CIRCULAR DATED NOVEMBER 27, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise eFund, LLC (“we”, “our” or “us”), dated November 27, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 30, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan - SGGP 1300 Douglas, LLC

On November 20, 2017, we acquired from Fundrise Lending a first mortgage loan with a maximum principal balance of $2,923,350 (the “Stradella Court - Douglas Senior Loan”). The borrower, SGGP 1300 Douglas, LLC, a Delaware limited liability company (“Stradella Court – Douglas”), used the loan proceeds to purchase approximately 15,000 square feet of land at 1316 and 1320 Douglas Street Los Angeles, CA 90026 (the “Stradella Court - Douglas Property”), and planned to obtain approval of all entitlements for ten (10) small lot homes. Details of the acquisition can be found here. On December 15, 2020, we obtained title to the Stradella Court - Douglas Property via a deed in lieu of foreclosure. Details of that transaction can be found here.

On March 18, 2021, we sold the Stradella Court - Douglas Property to a third party for a sales price of approximately $3.1 million. Net proceeds after closing costs totaled $2,712,815 after receiving roughly $400,000 of deposits and extension fees throughout the escrow process. The sale of the Stradella Court - Douglas Property concludes our investment. In total, over the term of the investment from November 20, 2017 through the land sale, we earned an internal rate of return of approximately 8.2%. This figure includes cash flows from the initial Stradella Court - Douglas Senior Loan, and proceeds from the sale of the Stradella Court - Douglas Property, as well as carry costs and legal fees associated with taking over title of the property.